Room 4561
						October 28, 2005

John D. Carreker
Chief Executive Officer
Carreker Corporation
4055 Valley View Lane, Suite 1000
Dallas, TX 75244

Re:	Form 10-K for Fiscal Year Ended January 31, 2005
	Filed April 11, 2005
	File No. 0-24201

Dear Mr. Carreker:

	We have completed our review of your Form 10-K and have no further comments at this time.


Sincerely,


      Kathleen Collins
      Accounting Branch Chief

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Mr. John D. Carreker
Carreker Corporation
September 20, 2005
Page 3